Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc (the “Merger”) distributed to employees of Towers Watson on August 18, 2015.

August 18, 2015     |     Questions? Send a note to the Internal Communication and Change Management mailbox.

Over the last few weeks, we’ve continued to make excellent progress on our integration plans for Willis Towers Watson. I’ve experienced strong collaboration and alignment among the combined company’s leaders. While we’re still mobilizing, the Integration Office believes we’re further along in this aspect than what we’d expected, and that our early focus on values and culture helps set us up for success. I couldn’t be more proud.

There remains a lot of work for us to do ahead of closing the proposed merger. In this update, I want to give you a flavor of what we’re doing to get ready for Day One as Willis Towers Watson, which we hope will be in November or December of this year.

Key Themes for Integration

Our integration approach is simple. We’ll focus on three key themes: people, value and processes.

•	Our people approach centers on involving appropriate key stakeholders in the integration process, effectively communicating progress to our associates, and identifying the right people for the right leadership roles within the combined company.

•	Our value approach helps us prioritize the business and client proposition efforts that will make Willis Towers Watson greater than the sum of its parts once we come together.

•	Our process approach ensures we will have an effective decision-making structure, as well as business-critical support and technology, that minimizes distractions and enables business as usual.

Structure of the Work

We’ve launched 12 workstreams to help translate these themes into both Day One and longer-term efforts. Each workstream is run by a Towers Watson and a Willis leader, collaborating to achieve clearly defined goals as well as regularly reporting progress to me and Dominic Casserley. You can click on the image below for more information about our integration structure, leaders and charge.

[Please see slides attached as Annex A.]

Each workstream leader also will draw on the expertise of other Towers Watson associates to complete this work on a tight timetable. With that said, it’s important to note that the vast majority of our associates will maintain our unwavering focus on our clients – being visible in the market and conducting our business-as-usual activities.

Key Decision Made: Willis Towers Watson’s Fiscal Year

We also can report a decision on one of the questions we’ve heard a lot in recent weeks: “Will our fiscal year remain as-is for Towers Watson (July 1 – June 30), or change to the Willis fiscal year (January 1 – December 31)?” We’ve decided that the fiscal year of the combined organization will be on a calendar year basis to best align with our various annual activities and simplify our reporting cycles.

To make this adjustment, we will need to run a partial operating cycle, known as a “stub” fiscal year. Details on how the stub year will affect processes such as performance reviews, salary decisions, promotions and bonus calculations are being determined now, and will be communicated when final.

More Information to Come

A third update will follow in the coming weeks, including updated FAQs that reflect new questions or issues you’ve raised. We’ll also introduce you to the leaders of Willis Towers Watson over the next few months – some familiar and not-so-familiar faces.

As always, please send any questions and feedback to the Internal Communication and Change Management mailbox. We appreciate your continued adherence to the protocols and guidelines we’ve outlined as we operate as distinct entities. For the time being, we continue to conduct business usual.

For more information… • Issue No. 1 • Merger external website

Thanks for all you do to deliver great work and position us for a promising future as Willis Towers Watson.

Best,

Gene

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or

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consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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Annex A

Willis Towers Watson – Integration Team Structure*

- TW team member
- Willis team member

Integration Management Sponsors
- Dominic Casserley
- Gene Wickes

1 Integration Management Office
- Gordon Gould
- Anne Pullum

2 Tracking and Reporting
- Fletcher Abbott
- Catherine Mesgar

3 Day 1 + First 100 Days Readiness
- Nicolas Aubert
- Paul Morris

4 Legal and Regulatory Approvals
- Matt Furman
- Kirkland Hicks

5 Integration Communication & Day 1 Materials
- Pam Rollins
- Andy Whitehouse

6 Client Vision and Differentiated Value Proposition
- Dominic Casserley
- John Haley

7 Organization Superstructure
- Dominic Casserley
- John Haley

8 People and HR
- Anne Bodnar
- Celia Brown

9 Corporate Functions, Operations, and Cost Synergies
- Roger Millay
- David Shalders

10 Revenue Synergies
- Julie Gebauer
- Todd Jones

11 Organizational Structure and Operating Model
- Carl Hess
- Tim Wright

12 Marketing, Communication, and Knowledge Management
- Sharon Clark
- Andy Whitehouse

* Integration team descriptions are included on the next page.

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Willis Towers Watson – Integration Team Descriptions

Workstreams	Descriptions
1 Integration Management Office	Lead integration project management and coordinate overall integration efforts across all workstreams.
2 Tracking and Reporting	Ensure that key integration activities are tracked and reported appropriately – and that all key objectives are met.
3 Day 1 + First 100 Days Readiness	Develop vision of Day 1 – 100 at Willis Towers Watson, with a particular focus on the client and associate experience. Coordinate integration and other activities across key businesses and corporate functions.
4 Legal and Regulatory Approvals	Ensure regulatory filings are completed and manage approvals process. Manage all other legal and compliance matters through Day 100.
5 Integration Communication & Day 1 Materials	Develop merger communication plan through Day 1 and execute on that plan.
6 Client Vision and Differentiated Value Proposition	Define differentiated vision for Willis Towers Watson client service model and value proposition. Outline likely requirements to achieve this vision – linking in with other workstreams as appropriate.
7 Organization Superstructure	Define top down organization structure for business lines/geographies/corporate functions. Outline key governance activities for the new organization.
8 People and HR	Design and manage all People and HR-related aspects of the merger integration in preparation for Day 1 – 100.
9 Corporate Functions, Operations, and Cost Synergies	Design and manage all Finance, back office operations and corporate function merger integration activities in preparation for Day 1 – 100. Develop detailed plan for achieving cost synergies.
10 Revenue Synergies	Identify and ensure we capture the value of key revenue synergies.
11 Organizational Design and Operating Model	Develop recommendations for future Willis Towers Watson balanced matrix organization structure and operating model.
12 Marketing, Communication, and Knowledge Management	Develop new brand recommendations, including implementation plan. Design and manage all marketing, internal communication and knowledge management aspects of the merger integration in preparation for Day 1 – 100.

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